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

                                                                    -------------------------------
                                                                              OMB APPROVAL
                                                                    -------------------------------
                       SECURITIES AND EXCHANGE COMMISSION             OMB Number        3235-0145
                             Washington, D.C. 20549                   Expires:   October 31, 1997
                                                                      Estimated average burden
                                                                      hours per response    14.90
                                                                    -------------------------------


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                         (Amendment No.               )*

                           Southern Energy Homes, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  842814105
                               --------------
                               (CUSIP Number)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 pages


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

------------------------                                                    ----------------------------
 CUSIP NO. 842814105                          13G                            Page  2  of  6  Pages
------------------------                                                    ----------------------------

--------------------------------------------------------------------------------------------------------
 1          NAME(S) OF REPORTING PERSON(S)
            S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

            Granahan Investment Management, Inc.   04-2856200

--------------------------------------------------------------------------------------------------------

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                     (a) / /
            Not Applicable.
                                                                     (b) / /

--------------------------------------------------------------------------------------------------------

 3          SEC USE ONLY

--------------------------------------------------------------------------------------------------------

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Commonwealth of Massachusetts

--------------------------------------------------------------------------------------------------------

      NUMBER OF                 5     SOLE VOTING POWER
                                      17,625
       SHARES
                             ---------------------------------------------------------------------------
    BENEFICIALLY
                                6     SHARED VOTING POWER
      OWNED BY                        -0-

       EACH                  ---------------------------------------------------------------------------

      PERSON                    7     SOLE DISPOSITIVE POWER
                                       794,625
    REPORTING
                             ---------------------------------------------------------------------------

                                8     SHARED DISPOSITIVE POWER
                                       -0-

--------------------------------------------------------------------------------------------------------

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            794,625
--------------------------------------------------------------------------------------------------------

 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------------------------------

 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.41%

--------------------------------------------------------------------------------------------------------

 12         TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------------------------------

                                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                  Page 2 of 6 pages


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   Item 1(a)   Name of Issuer

               Southern Energy Homes, Inc.


   Item 1(b)   Address of Issuer's Principal Executive Offices

               Highway 41 North
               P.O. Box 390
               Addison, AL 35540


   Item 2(a)   Name of Person Filing

               Granahan Investment Management, Inc.


   Item 2(b)   Address of Principal Business Office or, if none, Residence

               275 Wyman Street, Suite 270
               Waltham, MA 02154

   Item 2(c)   State of Organization/Citizenship

               Commonwealth of Massachusetts

   Item 2(d)   Title of Class of Securities

               Common Stock

   Item 2(e)   CUSIP Number

               842814105


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

      (a)  [ _ ]   Broker or Dealer registered under Section 15 of the Act

      (b)  [ _ ]   Bank as defined in Section 3(a)(6) of the Act

      (c)  [ _ ]   Insurance Company as defined in Section 3(a)(19) of the Act

      (d)  [ _ ]   Investment Company registered under Section 8 of the
                   Investment Company Act


                                  Page 3 of 6 pages

      (e)  [ X ]   Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940

      (f)  [ _ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                   1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g)  [ _ ]   Parent Holding Company, in accordance with
                   Section 240.13d-1(b)(1)(ii)(G)

      (h)  [ _ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


   Item 4.   Ownership

      (a)   Amount Beneficially Owned:   794,625

      (b)   Percent of Class:   5.41%

      (c)   Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:   17,625

            (ii)    shared power to vote or to direct the vote:   -0-

            (iii)   sole power to dispose or to direct the disposition of:
                    794,625

            (iv)    shared power to dispose or to direct the disposition of: -0-


   Item 5.   Ownership of Five Percent or Less of a Class

             Not Applicable.


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person

             Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which are subject to this report. Vanguard Explorer Fund, Inc.'s such rights relate to more than five percent of the class.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


                                  Page 4 of 6 pages

             Not Applicable.


   Item 8.   Identification and Classification of Members of the Group

             Not Applicable.


   Item 9.   Notice of Dissolution of Group

             Not Applicable.

   Item 10.  Certification

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  Page 5 of 6 pages

   Signature

   After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GRANAHAN INVESTMENT MANAGEMENT, INC.



Date: January 27, 1998             By:    /s/ John J. Granahan
                                       --------------------------------------
                                          John J. Granahan, President
                                       --------------------------------------




                                  Page 6 of 6 pages